UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                             Form 12b-25

                      Notification of Late Filing

                        SEC File Number: 1-13162

                        Cusip Number: 292157-10-4

Form 10-KSB for Period Ended: December 31, 1999

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Full Name of Registrant:
                           EMPIRIC ENERGY, INC.

Former Name if Applicable:

Address of Principal Executive Office:
               12750 Merit Drive, Suite 750, Dallas, TX 75251

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

   (a)   The reasons described in reasonable detail in Part III of this form
---      could not be eliminated without unreasonable effort or expense;

 X (b)   The subject annual report, semi-annual report, transition report on
--- Form 10-K, Form 20-K, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c)   The accountant's statement or other exhibit required by Rule 12b-25(c)
---      has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company requires additional time to complete its audit and file accurate and complete financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                     Renn Rothrock, Jr.                 (972) 387-4100

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?  If answer is no, identify report(s).     YES  X  NO
                                                              ---     ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?      YES  X  NO
                                             ---     ---
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              Subject to no significant audit adjustments (See Part III).


Name of Registrant as Specified in Charter:                Empiric Energy, Inc.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 29, 2000                           BY: /s/  R. Renn Rothrock, Jr.
                                                     ---------------------------
                                                           R. Renn Rothrock, Jr.